Exhibit 99.1

For immediate release Chennai, India, October 18, 2019

Sify reports Revenues of INR 5807 Million for
Second Quarter of FY 2019-20

EBITDA for the Quarter stood at INR 1061 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 5807 Million, an increase of 5% over the same quarter last year.

•	EBITDA for the quarter was INR 1061 Million, an increase of 38% over the same quarter last year. Considering IFRS16 leases adoption from April 1, 2019 the increase is 24% on comparable basis.

•	Profit before tax for the quarter was INR 280 Million, an increase of 11% over the same quarter last year.

•	Profit after tax for the quarter was INR 191 Million, a decrease of 25% over the same quarter last year due to tax expense during the current quarter.

•	CAPEX during the quarter was INR 983 Million.

•	Cash balance at the end of the quarter was INR 1375 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “With the rapid adoption of digital technology across India, Global Enterprises and domestic players now see a market of 1.3 billion people who have to be quickly transitioned to the reality of a digital economy. In their pursuit to do so, they will draw upon the strength of local IT enablers who have the capability and local knowledge to execute”.

That is the opportunity in front of Sify today.”

Mr. Kamal Nath, CEO, said, "We continue to see increasing Cloud adoption in Enterprises as well as Government clients. Our investments, skills and partnerships are attracting clients who are renewing their erstwhile on-prem outsourcing, people heavy contracts and looking for hybrid or multi-cloud flavoured models. We are also able to bring in benefits to clients with our hyperscale network services which enables cloud adoption. The true value of Sify’s ICT services is being unleashed in Cloud transformation projects”.

Mr. M P Vijay Kumar, CFO, said, “With the focus on digital transformation, Enterprises are actively engaging for multiple ICT services for the operational benefits of our comprehensive set of services. We are seeing our managed services on top of the DC and Cloud as having the most traction among them. While we expand our capacity, both data centers and network infrastructure, we continue to exercise prudence in our capital investments.

This financial year, the increase in depreciation and interest is partly due to IFRS 16 becoming applicable for leases and the tax expense is due to company being subject to income tax as the benefit of past losses has been utilized in full until last year.

Our cash balance at the end of the quarter stands at INR 1375 Million”.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
	September	September	June
Description	2019	2018	2019

Revenue	5,807	5,509	5,518
Cost of Revenues	(3,650)	(3,470)	(3,550)
Selling, General and Administrative Expenses	(1,096)	(1,268)	(1,094)

EBITDA	1,061	771	874

Depreciation and Amortisation expense	(527)	(384)	(506)
Net Finance Expenses	(261)	(175)	(64)
Other Income (including exchange gain)	15	67	28
Other Expenses (including exchange loss)	(8)	(26)	(12)

Profit before tax	280	253	320
Income tax expense	(89)	-	(104)
Profit for the period	191	253	216

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	191	253	216
Add:
Depreciation and Amortisation expense	527	384	506
Net Finance Expenses	261	175	64
Other Expenses (including exchange loss)	8	26	12
Income tax expense	89	-	104
Less:
Other Income (including exchange gain)	(15)	(67)	(28)

EBITDA	1,061	771	874

•	Revenue from Data Center centric IT Services fell by 4% over the same quarter last year.

•	Segment-wise, revenue from Data Center Services and Cloud and Managed Services grew by 18% and 30% respectively, while those from Technology Integration Services and Application Integration Services fell by 32% and 3% respectively.

•	Revenue from Telecom centric services grew by 16% over the same quarter last year.

•	Segment-wise, revenue from Data and Managed Services grew 15% while revenue from the Voice business grew by 17%.

BUSINESS HIGHLIGHTS

GROWTH DRIVERS

The primary growth driver in the market continues to be cloud adoption, led by digital initiatives and transformation. This trend is triggering movement of workloads from on-premise Data Centers to hyperscale Public Cloud and hosted Private Cloud in varied degrees, based on the digital objectives of the Enterprises. This results in transformation of the traditional network architecture, and transformation at the edge which connects the end user. The need for digital services like analytics, data lakes, IoT, etc are shifting the balance to adoption of hyperscale Public Cloud vs Private Cloud. Collectively, these trends are generating opportunities for full scale Cloud, DC and Network service providers with digital services skills.

KEY WINS

Highlights of our major wins in the quarter include:

•	Customers choosing Sify for migration of their on-premise data center to multi-cloud platforms like Cloudinfinit, AWS and Azure. They also entrusted Sify with management and security.

•	Customers choosing Sify as their DC Hosting partner as they embrace hybrid cloud strategy.

•	Customers choosing Sify as their Digital services partner.

•	Customers choosing Sify as their Network Transformation and Management partner as they migrate to Cloud-ready network.

A consolidated summary of the key highlights during the quarter is noted below:

Data Center Centric IT Services highlights include:

•	11 customers contracted to have their workload migrated from their on-premise DC to multiple clouds. These cover key verticals such as Banking, ITeS, Manufacturing, Agri-sciences and Logistics.

•	4 customers contracted with Sify for greenfield Cloud implementation from verticals such as a PSU, Logistics, Media and IT.

•	18 new customers contracted for services like DRaaS, PaaS and IaaS on public Cloud and Cloudinfinit platform.

•	4 customers, including one of India’s largest private banks, moved their IT infrastructure from competitor DC to Sify DC, while 3 customers migrated from their on-premise DC to Sify DC. These were across verticals such as Banking and Financial services, Heavy Industry, Manufacturing and a Commodities exchange platform.

•	One of India’s largest MNCs contracted Sify to modernize their Data center.

•	One of India’s largest private banks contracted for the design, supply and deployment of their on-premise DC.

•	18 customers contracted for Cloud managed services.

•	A public sector bank contracted for a multi-year deployment and management of their Security Operations center.

•	24 customers contracted for a complete technology refresh of their security services.

•	Telecom Centric Services added 144 new customers in the quarter.

•	A global technology corporation contracted with Sify for interconnects to the Cloud.

•	A public sector Insurance company contracted for a complete network transformation that includes a secondary network, SD-WAN and Managed services.

•	A public sector industry major, a private bank and a financial company contracted for managed and secure SD-WAN services.

•	Another public sector insurance company signed up for integrated network transformation project.

•	20 customers contracted for collaboration services from across verticals like technology, insurance, banking, manufacturing and the government.

•	Sify launched Carrier Ethernet during the quarter.

About Sify Technologies

Sify Technologies is the India’s most comprehensive largest ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of start-ups, incoming enterprises and even large Enterprises on the verge of a revamp,

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networking and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2019, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com